UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Option Care Health, Inc.

(Name of issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

68404L 102
(CUSIP number)

Joshua Korff, P.C.
Ross Leff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON OO

(1)                                 Amount consists of 134,613,748 shares of Option Care Health, Inc., a Delaware corporation (“Option Care Health” or the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) issued to HC Group Holdings I, LLC (“HC I” or “Omega Parent”). Madison Dearborn Partners, LLC (“MDP LLC”) may be deemed to have beneficial ownership of such shares as MDP LLC is the general partner of Madison Dearborn Partners VI-A&C, L.P. (“MDP VI-A&C”), which in turn is the general partner of Madison Dearborn Capital Partners VI-A, L.P. (“MDCP VI-A”).

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Partners VI-A&C, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON PN

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. MDP VI-A&C may be deemed to have beneficial ownership of such shares as MDP VI-A&C is the general partner of MDCP VI-A.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madison Dearborn Capital Partners VI-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON PN

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. MDCP VI-A may be deemed to have beneficial ownership of such shares as MDCP VI-A is a controlling equityholder of MDP HC Holdings, LLC (“MDP HC”).

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MDP HC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON OO

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. MDP HC may be deemed to have beneficial ownership of such shares as MDP HC is the controlling equityholder of HC I.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC Group Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON OO

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elizabeth Q. Betten
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. Elizabeth Q. Betten may be deemed to have beneficial ownership of such shares as Ms. Betten serves on the Board of Managers of HC I, is a limited partner of MDP VI-A&C, is a Managing Director of MDP LLC and serves on the board of directors of the Issuer.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy Sullivan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. Timothy Sullivan may be deemed to have beneficial ownership of such shares as Mr. Sullivan serves on the Board of Managers of HC I, is a limited partner of MDP VI-A&C, is a Managing Director of MDP LLC and serves on the board of directors of the Issuer.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Finnegan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. Paul J. Finnegan may be deemed to have beneficial ownership of such shares as Mr. Finnegan is one of two members of a limited partner committee that, by majority vote, controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

CUSIP 68 404L 102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samuel M. Mencoff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 134,613,748 (1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 134,613,748 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,613,748 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1)                                 Amount consists of 134,613,748 shares of Common Stock issued to HC I. Samuel M. Mencoff may be deemed to have beneficial ownership of such shares as Mr. Mencoff is one of two members of a limited partner committee that, by majority vote, controls investment decisions of shares held directly by MDCP VI-A, including the disposition of shares of Common Stock held directly by HC I.

(2)                                 The percentage ownership is based upon 186,715,444 shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on August 7, 2019 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”), relating to the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Original Schedule 13D is hereby amended and restated as follows:

HC I directly owns the 134,613,748 Shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of Shares of Common Stock outstanding, issued to HC I pursuant to the Merger Agreement.

MDP HC is the controlling equityholder of HC I and may be deemed to share voting and dispositive power with respect to the 134,613,748 shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of Shares of Common Stock outstanding, held by HC I by virtue of its ability to collectively direct the decisions of HC I.

MDCP VI-A, as the controlling equityholder of MDP HC, has the ability to direct the investment decisions of MDP HC, including the power to direct the decisions of MDP HC regarding the vote or disposition of the 134,613,748 Shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of Shares of Common Stock outstanding, directly held by HC I; therefore, MDCP VI-A may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

MDP VI-A&C, as the general partner of MDCP VI-A, has the ability to direct the investment decisions of MDCP VI-A, including the power to direct the decisions of MDCP VI-A regarding the vote or disposition of 134,613,748 Shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, MDP VI-A&C may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

MDP LLC, as the general partner of MDP VI-A&C, which in turn is the general partner of MDCP VI-A, has the ability to direct the investment decisions of MDCP VI-A and MDP VI-A&C, including the power to direct the decisions of MDCP VI-A and MDP VI-A&C regarding the vote or disposition of 134,613,748 Shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, MDP LLC may be deemed to share voting and dispositive power with respect to the Shares of Common Stock of the Issuer held by HC I.

Ms. Betten and Mr. Sullivan each serve on the Board of Managers of HC I, are limited partners of MDP VI-A&C, are each a Managing Director of MDP LLC and each serve on of the board of directors of the Issuer. In such capacities, each has the ability to direct HC I’s business decisions, including the power to direct the decisions of HC I regarding the vote or disposition of securities held by HC I. Therefore, Ms. Betten and Mr. Sullivan may be deemed to share voting and dispositive power with respect to the 134,613,748 Shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of Shares of Common Stock outstanding, directly held by HC I.

Messrs. Finnegan and Mencoff, in their capacities as the sole members of a limited partner committee, have the power, acting by majority vote, to direct the decisions of MDCP VI-A regarding the vote or disposition of securities directly held by HC I; therefore, Messrs. Finnegan and Mencoff may be deemed to share voting and dispositive power with respect to the 134,613,748 Shares of the Issuer’s Common Stock, or approximately 72.1% of the total number of Shares of Common Stock outstanding, directly held by HC I.

The percentages in this Item 5 are calculated based on 186,715,444 total shares of Common Stock, reflecting 176,715,444 shares outstanding as of July 16, 2020, plus 10,000,000 shares issued in connection with the Company’s offering of shares of Common Stock, as reported in the Issuer’s final prospectus supplement filed with the SEC on July 23, 2020.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than HC I.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder.  The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

Equity Offering

On July 21, 2020, the Issuer and HC I entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., as the representative (the “Representative”) of the underwriters named in Schedule 1 thereto (the “Underwriters”). Pursuant to the Underwriting Agreement, the Issuer agreed to issue and sell 10,000,000 shares of Common Stock and HC I agreed to sell 8,000,000 shares of Common Stock to the Underwriters at a price of $12.00 per share (the “Offering”). In addition, HC I granted the Underwriters an option to purchase up to an additional 2,700,000 shares of Common Stock at the same price per share within 30 days from the date of the Underwriting Agreement. The closing of the Offering occurred on July 24, 2020.

In connection with the Offering, each of HC I, Ms. Betten and Mr. Sullivan entered into a 45-day “lock-up” agreement with the Representative, dated July 21, 2020 (collectively, the “Lock-up Agreements”). Under the Lock-up Agreements, each party to the Lock-up Agreements agreed that, without the prior written consent of the Representative, and subject to certain exceptions, they would not, for a period of 45 days from the date of the Underwriting Agreement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, or (iii) cause to be filed or confidentially submitted any registration statement for the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

The foregoing summaries of the Underwriting Agreement and the Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the Form of Lock-up Agreements, copies of which are attached hereto as Exhibits 11 and 12, respectively, and are incorporated herein by reference.

Loan Facility

HC I has entered into the Loan and Security Agreement, dated as of May 22, 2020 (as amended from time to time, the “Margin Loan Agreement”), with CIBC Bank USA, as lender (the “Lender”). As of the date hereof, HC I has pledged, hypothecated or granted security interests in 1,100,000 shares of Common Stock held by it and associated ancillary rights pursuant to the Margin Loan Agreement (the “Pledged Common Stock”).

On and subject to the terms and conditions of the Margin Loan Agreement, the Lender has agreed to make loans on a revolving basis. On July 17, 2020, HC I borrowed an aggregate of $4,250,000 under the Margin Loan Agreement. HC I will use the proceeds of the loans for general corporate purposes (including, without limitation, to make distributions or payments to its direct and indirect unitholders) and to pay any related transaction costs or expenses.

The Margin Loan Agreement terminates on or about May 22, 2022 or earlier, in accordance with the terms thereof. Upon the occurrence of certain events that are customary for these types of margin loans, the Lender may exercise its rights to require HC I to prepay the margin loan or post additional collateral, and the Lender may exercise its rights to foreclose on, and dispose of, the Pledged Common Stock and related collateral, in each case in accordance with the Margin Loan Agreement.

Item 7. Materials to be Filed as Exhibits.

Exhibit 11

Underwriting Agreement, dated as of July 21, 2020, by and among Option Care Health, Inc., HC Group Holdings I, LLC and BofA Securities, Inc., as the representative of the underwriters named in Schedule 1 thereto (incorporated by reference to Exhibit 1.1 to Option Care Health, Inc.’s Current Report on Form 8-K filed on July 24, 2020).

Exhibit 12	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to Option Care Health, Inc.’s Current Report on Form 8-K filed on July 24, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2020

MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN PARTNERS VI-A&C, L.P.

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS VI-A, L.P.

	By:	Madison Dearborn Partners VI-A&C, L.P.
	Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Annie S. Terry
Name: Annie S. Terry
Title: Managing Director

MDP HC HOLDINGS, LLC

	By:	/s/ Timothy Sullivan
Name: Timothy Sullivan
Title: Managing Director

HC GROUP HOLDINGS I, LLC

By:	/s/ Nicolas Sassali
Name: Nicolas Sassali
Title: Assistant Treasurer

/s/ Elizabeth Q. Betten
Elizabeth Q. Betten

/s/ Timothy Sullivan
Timothy Sullivan

/s/ Paul J. Finnegan
Paul J. Finnegan

/s/ Samuel M. Mencoff
Samuel M. Mencoff